FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-09225

H.B. FULLER COMPANY 401(k) &

RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company 401(k) & Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company 401(k) & Retirement Plan (the Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of the year ended December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota June 23, 2011

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Cash equivalents	$25,115	$1,132,563
Investments, at fair value	165,940,897	159,729,870
Notes receivable from participants	2,334,621	2,273,827
Employer contributions receivable	168,461	97,619
Accrued income	—	263

Total assets	168,469,094	163,234,142

Liabilities:
Trade settlements payable	—	555,396

Net assets available for benefits, at fair value	168,469,094	162,678,746

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(48,902)

Net assets available for benefits	$168,469,094	$162,629,844

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions:
Contributions:
Participant contributions	$7,776,670
Employer contributions	3,770,206

Total contributions	11,546,876

Investment income:
Interest	115,258
Dividends	2,695,295
Net appreciation in fair value of investments	5,130,452

Total investment gain	7,941,005

Total additions	19,487,881

Deductions:
Participant distributions and withdrawals	(13,509,940)
Administrative expense	(138,691)

Total deductions	(13,648,631)

Net increase in net assets available for benefits	5,839,250

Net assets available for benefits:
Beginning of year	162,629,844

End of year	$168,469,094

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

Effective October 1, 2010, the trustee for the Plan is J.P. Morgan Chase Bank, N.A. (the Trustee). Prior to October 1, 2010, the Plan trustee was Wells Fargo Minnesota, N.A.

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. All qualified employees are immediately eligible for the Employer matching contribution. To become a participant in the Plan, an employee must agree to make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $16,500 for 2010. Participants who are age 50 or older, or who will become age 50 during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount you may contribute during 2010 is $5,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Common Stock. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer matching contributions to the Plan cease during the suspension period.

All employees hired or rehired after December 31, 2006 who are not eligible to participate in any defined benefit pension plan are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of credited service to the Employer, or upon age 65, disability, death or termination of the Plan.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in Wall Street Journal on the last business day of the month immediately preceeding the month in which the loan is issued (3.25 percent at December 31, 2010). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2010 had interest notes ranging from 3.25 percent to 9.5 percent and mature at various dates through 2025. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2010 and 2009 were $17,286 and $190,276, respectively. Forfeitures of $211,391 were used to reduce Employer contributions for the year ended December 31, 2010.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(j)	Plan Amendments and Other Plan Changes

Effective January 1, 2009, the Plan was amended to add section 2.45 pertaining to default elective deferrals.

Effective January 1, 2009, the Plan was amended to include a new section relating to automatic enrollment for qualified employees that are eligible to participate in the Plan.

Effective June 1, 2009, the Plan was amended to accept Roth Contributions made on behalf of Participants.

Effective December 18, 2009, Subsection 2.14(B) of the Plan which relates to “Eligible Earnings” was amended. Also Section 2.35 “Qualified Employee” was deleted and a new paragraph was inserted.

Effective January 10, 2010, Subsection 4.1(B)(2) of the Plan which relates to “Pre-Tax Contributions” was amended. This Subsection discusses the automatic contribution arrangement.

Effective as of January 1, 2007, Subsection 4.1(B)(6) was amended in its entirety. This Subsection relates to “Pre-Tax Contributions.”

Subsection 4.1(B)(7) of the Plan which relates to “Pre-Tax Contributions” was amended in its entirety. This amendment is effective with respect to hardship withdrawals that are taken after May 19, 2009.

Effective January 1, 2010, Subsection 7.1(C) of the Plan which relates to “Hardship Withdrawals from Pre-Tax Contribution Account” was amended.

Subsection (D) was added to Section 7.2 of the Plan. This relates to “Other In-Service Withdrawals” and is effective January 1, 2010.

The final two sentences of Subsection 10.1(A) of the Plan were deleted and new sentences are inserted. This Subsection relates to “Time of Distribution.” This is effective as of January 1, 2007.

Effective January 1, 2008, Subsection 10.8(C)(3) of the Plan now includes a sentence on Roth IRA.

Effective January 1, 2007, Subsection 10.8(C)(4) of the Plan which relates to “Direct Rollovers” was amended.

Effective January 1, 2008, Subsection 11.5(A) of the Plan was amended. This Subsection relates to “Earnings on Excess Contributions.”

The portion of the first sentence of Subsection 6(D) of Appendix A of the Plan which relates to Protective Treatments, Inc. was amended. This is effective as of January 1, 2007.

Subsection 6(F) was added to Appendix A of the Plan and is effective as of January 1, 2008. This Subsection relates to Protective Treatments, Inc.

On December 17, 2010 the Plan was restated to integrate prior amendments and include the following changes:

a.	Provided for October 2010 plan name change from “H.B. Fuller Company Thrift Plan” to “H.B. Fuller Company 401(k) & Retirement Plan”.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

b.	Integrated EGTRRA changes (compensation limits, eligible rollover distributions, top heavy provisions).

c.	Integrated 401(a)(9) required minimum distribution provisions.

d.	Revised direct rollover provisions to treat non-spouse beneficiaries as distributions.

e.	Updated assignment or alienation of benefits provisions.

f.	Revised military service provisions to comply with HEART Act.

g.	Removed Exhibit B (EGTRRA appendix).

h.	Increased the maximum percentage for contributions from 25% to 75%.

i.	Type of catch-up election changed from separate to combined.

j.	Types of rollover contributions allowed are now qualified plans, conduit IRA, 457 plans, and traditional IRA.

k.	Terminated participants are now allowed to make loan repayments via ACH.

l.	Partial prepayments of loans are allowed.

(k)	Reclassification

Certain amounts appearing in the 2009 financial statements have been reclassified to conform with the 2010 presentation. The reclassification had no effect on previously reported net assets available for benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair value of the pooled, common and collective trust funds is based on the fair value of the underlying investments as determined by the issuer of the pooled, common and collective trust funds. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the pooled, common and collective trust as well as the adjustment of the investment in the pooled, common and collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2010 and 2009, approximately 27 percent and 32 percent of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h)	Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.”

(i)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(k)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Investments

Investments, at contract value, include the following at December 31, 2010 and 2009:

	2010		2009
H.B. Fuller Company common stock,
2,197,182 and 2,291,827 shares, respectively	$45,086,173	*	$52,139,064	*
Wells Fargo Advantage Index Fund,
0 and 369,720 shares, respectively	—		15,021,734	*
Wells Fargo Stable Return Fund,
0 and 698,596 shares, respectively	—		32,417,626	*
Wells Fargo Advantage Growth Balanced Fund,
0 and 393,423 shares, respectively	—		8,848,075	*
Wells Fargo Advantage Small Company Growth Fund
0 and 291,556 shares, respectively	—		5,734,897
PIMCO Total Return Bond Fund
1,098,606 and 946,727 shares, respectively	11,919,870	*	10,224,649	*
Janus Twenty Fund
0 and 142,167 shares, respectively	—		8,756,071	*
Wells Fargo S&P MidCap Index Fund
0 and 101,020 shares, respectively	—		5,863,217
Van Kampen Comstock Fund
0 and 271,541 shares, respectively	—		3,749,985
Vanguard Target Retirement Fund
10,087 and 7,468 shares, respectively	113,777		79,084
Vanguard Target Retirement 2005 Fund
19,403 and 21 shares, respectively	227,591		231
Vanguard Target Retirement 2020
166,976 and 22,267 shares, respectively	3,690,172		444,449
Vanguard Target Retirement 2030
107,084 and 8,438 shares, respectively	2,321,579		162,945
Vanguard Target Retirement 2040
18,973 and 2,588 shares, respectively	407,915		49,306
Vanguard Target Retirement 2050
23,742 and 192 shares, respectively	508,087		3,674
Vanguard Target Retirement 2010
119,918 and 28,064 shares, respectively	2,675,377		575,863
Vanguard Target Retirement 2015
236,161 and 100,915 shares, respectively	2,933,123		1,141,353
Vanguard Target Retirement 2025
224,372 and 25,323 shares respectively	2,831,569		286,651
Vanguard Target Retirement 2035
76,594 and 4,960 shares respectively	1,002,621		57,631
Vanguard Target Retirement 2045
31,533 and 5,812 shares respectively	425,694		69,859

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

MFS International Growth Fund
0 and 229,495 shares, respectively	—		5,310,522
Dodge & Cox International Stock Fund
213,057 and 206,328 shares, respectively	7,608,250		6,571,542
Goldman Sachs Small Cap Value Fund
0 and 65,954 shares, respectively	—		2,172,540
PIMCO All Asset
69,816 shares	841,280		—
Vanguard Institutional Index
143,885 shares	16,548,162	*	—
American Beacon Large Cap Value
225,360 shares	4,394,517		—
Harbor Capital Appreciation
236,160 shares	8,671,790	*	—
Vanguard Mid-Cap Index Fund
394,668 shares	8,035,436		—
DFA U.S. Targeted Value Portfolio
215,196 shares	3,578,707		—
Stephens Small Cap Growth
762,058 shares	9,655,278	*	—
William Blair Institutional International Growth
395,872 shares	5,688,682		—
Vanguard Prime Money Market
26,775,248 shares	26,775,247	*	—

	$165,940,897		$159,680,968

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $5,130,452 as follows:

H.B. Fuller Company Common Stock	$(4,809,454)
Wells Fargo Stable Return Fund	780,076
PIMCO Total Return Bond Fund	(120,650)
Janus Twenty Fund	(208,762)
Wells Fargo S&P Midcap Index Fund	669,437
Van Kampen Comstock Fund	81,850
MFS International Growth Fund	249,451
Dodge & Cox International Stock Fund	776,739
Goldman Sachs Small Cap Value Fund	219,135
Vanguard Target Retirement Fund	4,842
Vanguard Target Retirement 2005	3,348
Vanguard Target Retirement 2020	196,171

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Vanguard Target Retirement 2030	139,995
Vanguard Target Retirement 2040	28,994
Vanguard Target Retirement 2050	22,495
Vanguard Target Retirement 2010	92,115
Vanguard Target Retirement 2015	127,606
Vanguard Target Retirement 2025	147,301
Vanguard Target Retirement 2035	61,262
Vanguard Target Retirement 2045	31,913
Wells Fargo Mutual Funds	1,505,286
PIMCO All Asset	(36,363)
Vanguard Institutional Index	1,475,261
American Beacon Large Cap Value	316,360
Harbor Capital Appreciation	913,350
Vanguard Mid-Cap Index Fund	805,653
DFA U.S. Targeted Value Portfolio	448,490
Stephens Small Cap Growth	990,934
William Blair Institutional International Growth	217,617

$5,130,452

(4)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2010 amounted to $24,052,492 and $25,771,944, respectively. The fair value of H.B. Fuller Company common stock was $45,086,173 and $52,139,064 at December 31, 2010 and 2009, respectively.

The Plan invested in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. was the Trustee until September 30, 2010 as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee was authorized to invest in securities under its management and control on behalf of the Plan. From January 1, 2010 through September 30, 2010, Wells Fargo Minnesota, N.A. made purchases and sales of such securities amounting to $27,880,592 and $68,621,027, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Notes receivable from participants were $2,334,621 and $2,273,827 at December 31, 2010 and 2009, respectively.

(6)	Fair Value Measurements

The following tables present information about our financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and 2009, and indicates the fair value hierarchy of the

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2010:

Description	Total	Level 1	Level 2	Level 3
Investments:
Equities	$45,086,173	$45,086,173	$—	$—
Large Cap Equity Funds	29,614,468	29,614,468	—	—
Mid-Cap Equity Funds	8,035,436	8,035,436	—	—
Small Cap Equity Funds	13,233,985	13,233,985	—	—
International Equity Funds	13,296,932	13,296,932	—	—
Balanced Funds	17,978,786	17,978,786	—	—
Fixed Income Funds	11,919,870	11,919,870	—	—
Cash	26,775,247	26,775,247	—	—

Total Investments	$165,940,897	$165,940,897	$—	$—

As of December 31, 2009:

Description	Total	Level 1	Level 2	Level 3
Investments:
Equities	$52,139,064	$52,139,064	$—	$—
Stable Value	32,466,527	—	32,466,527	—
Large Cap Equity Funds	27,527,790	27,527,790	—	—
Mid-Cap Equity Funds	5,863,218	—	5,863,218	—
Small Cap Equity Funds	7,907,438	7,907,438	—	—
International Equity Funds	11,882,063	11,882,063	—	—
Balanced Funds	11,719,121	11,719,121	—	—
Fixed Income Funds	10,224,649	10,224,649	—	—

Total Investments	$159,729,870	$121,400,125	$38,329,745	$—

(7)	Subsequent Events

Effective June 1, 2011, active participants in the H.B. Fuller Company Retirement Plan (now the H.B. Fuller Legacy Pension Plan) who were previously not eligible to participate in the non-elective portion of the Plan will be eligible to receive non-elective contributions. With respect to these participants, the non-elective contributions for 2011 will be based only on the participants’ eligible earnings paid on or after June 1, 2011.

The Plan has evaluated subsequent events through the date the financial statements were issued. No other subsequent events have taken place that meet the definition of a subsequent event that requires disclosure in this filing.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

EIN 41-0268370

Plan Number 003

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description	Units/ Shares	(d) Cost	(e) Current value
*	J.P. Morgan Chase Bank, N.A.	H.B. Fuller Company Common Stock	2,197,182	**	$45,086,173
	J.P. Morgan Chase Bank, N.A.	PIMCO Total Return Bond Fund Mutual Fund	1,098,606	**	11,919,870
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement Fund, Mutual Fund	10,087	**	113,777
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2005 Fund, Mutual Fund	19,403	**	227,591
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2020 Fund, Mutual Fund	166,976	**	3,690,172
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2030 Fund, Mutual Fund	107,084	**	2,321,579
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2040 Fund, Mutual Fund	18,973	**	407,915
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2050 Fund, Mutual Fund	23,742	**	508,087
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2010 Fund, Mutual Fund	119,918	**	2,675,377
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2015 Fund, Mutual Fund	236,161	**	2,933,123
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2025 Fund, Mutual Fund	224,372	**	2,831,569
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2035 Fund, Mutual Fund	76,594	**	1,002,621
	J.P. Morgan Chase Bank, N.A.	Vanguard Target Retirement 2045 Fund, Mutual Fund	31,533	**	425,694
	J.P. Morgan Chase Bank, N.A.	Dodge & Cox International Stock Fund, Mutual Fund	213,057	**	7,608,250
	J.P. Morgan Chase Bank, N.A.	PIMCO All Asset Fund, Mutual Fund	69,816	**	841,280
	J.P. Morgan Chase Bank, N.A.	Vanguard Institutional Index Fund, Mutual Fund	143,885	**	16,548,162
	J.P. Morgan Chase Bank, N.A.	American Beacon Large Cap Value Fund, Mutual Fund	225,360	**	4,394,517
	J.P. Morgan Chase Bank, N.A.	Harbor Capital Appreciation Fund, Mutual Fund	236,160	**	8,671,790
	J.P. Morgan Chase Bank, N.A.	Vanguard Mid-Cap Index Fund, Mutual Fund	394,668	**	8,035,436
	J.P. Morgan Chase Bank, N.A.	DFA U.S. Targeted Value Portfolio Fund, Mutual Fund	215,196	**	3,578,707
	J.P. Morgan Chase Bank, N.A.	Stephens Small Gap Growth Fund, Mutual Fund	762,058	**	9,655,278
	J.P. Morgan Chase Bank, N.A.	William Blair Instit. Int’l Growth Fund, Mutual Fund	395,872	**	5,688,682
	J.P. Morgan Chase Bank, N.A.	Vanguard Prime Money Market Fund, Mutual Fund	26,775,248	**	26,775,247
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.5%, due at various dates through 2025		$—	2,334,621

		Total investments			$168,275,518

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 23, 2011	By:	/s/ Douglas S. Parr
(Plan administrator)